UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 78688 / August 26, 2016

Admin. Proc. File No. 3-17255

In the Matter of

BODISEN BIOTECH, INC.,
CHINA GLOBAL MEDIA, INC.,
CHINA HELI RESOURCE RENEWABLE, INC.,
and GFR PHARMACEUTICALS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Bodisen Biotech, Inc., China Global Media, Inc., China Heli Resource Renewable, Inc., or GFR Pharmaceuticals, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Bodisen Biotech, Inc., China Global Media, Inc., China Heli Resource Renewable, Inc., and GFR Pharmaceuticals, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section

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[1]   17 C.F.R. § 201.360(d).

[2]   *Bodisen Biotech, Inc., China Glob. Media, Inc., China Heli Res. Renewable, Inc., and GFR Pharm., Inc.*, Initial Decision Release No. 1035 (July 11, 2016), 114 SEC Docket 11, 2016 WL 4035562. The stock symbols and Central Index Key numbers are: BBCZ and 1178552 for Bodisen Biotech, Inc.; CGLO and 1450015 for China Global Media, Inc.; CRRWF and 1081823 for China Heli Resource Renewable, Inc.; and GFRP and 1096294 for GFR Pharmaceuticals, Inc.

12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Bodisen Biotech, Inc., China Global Media, Inc., China Heli Resource Renewable, Inc., and GFR Pharmaceuticals, Inc., are revoked.

   For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

             Brent J. Fields
              Secretary

INITIAL DECISION RELEASE NO. 1035
ADMINISTRATIVE PROCEEDING
File No. 3-17255

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BODISEN BIOTECH, INC., CHINA GLOBAL MEDIA, INC., CHINA HELI RESOURCE RENEWABLE, INC., and GFR PHARMACEUTICALS, INC.	INITIAL DECISION ON DEFAULT July 11, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On May 20, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission and are delinquent in their periodic filings. All Respondents were served with the OIP by June 9, 2016, and none has filed an answer, due within ten days of service. *Bodisen Biotech, Inc.*, Admin. Proc. Rulings Release No. 3940, 2016 SEC LEXIS 2213 (ALJ June 23, 2016). In addition, none of the Respondents appeared at the prehearing conference held on June 13, 2016. Tr. 3. As a result, I issued an order to show cause on June 23, 2016, requiring Respondents to respond by July 7, 2016, showing why this proceeding should not be determined against them and warning that they would be found in default if they failed to respond. *Bodisen Biotech, Inc.*, 2016 SEC LEXIS 2213. To date, no Respondent has filed a response to the show cause order.

Respondents are in default because to date they have not filed answers, participated in the prehearing conference, or otherwise defended the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, I find the allegations in the OIP to be true.

Findings of Fact

Bodisen Biotech, Inc., Central Index Key (CIK) No. 1178552, is a forfeited Delaware corporation located in Shaanxi, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period

ended June 30, 2013, which reported a net loss of over $1.85 million for the prior six months. As of May 12, 2016, the company's stock (symbol "BBCZ") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Global Media, Inc., CIK No. 1450015, is a revoked Nevada corporation located in Hunan Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2013. As of May 12, 2016, the company's stock (symbol "CGLO") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Heli Resource Renewable, Inc., CIK No. 1081823, is a British Virgin Islands corporation located in Xinjiang Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2012, which reported a net loss of $75,124 for the prior twelve months. As of May 12, 2016, the company's stock (symbol "CRRWF") was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

GFR Pharmaceuticals, Inc., CIK No. 1096294, is a Nevada corporation located in Shaanxi Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2013. As of May 12, 2016, the company's stock (symbol "GFRP") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*,

Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Bodisen Biotech, Inc., China Global Media, Inc., China Heli Resource Renewable, Inc., and GFR Pharmaceuticals, Inc., are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge